Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth our unaudited ratio of earnings to fixed charges for each of the preceding five fiscal years.

	For The Years Ended December 31,
	2005	2006	2007	2008	2009
(In thousands of U.S. dollars)

Earnings
Net income	$209,546	$180,798	$167,707	$181,611	$192,598
Add: Fixed charges	111,935	113,588	131,525	128,795	117,653

	321,481	294,386	299,232	310,406	310,251
Less: Interest capitalized	—	—	1,124	1,603	578
Total earnings	$321,481	$294,386	$298,108	$308,803	$309,673

Fixed charges
Interest expensed and capitalized	$95,411	$110,519	$128,167	$125,018	$112,146
Amortization and write-off of capitalized expenses relating to indebtedness	16,524	3,069	3,358	3,777	5,507

Total fixed charges	$111,935	$113,588	$131,525	$128,795	$117,653

Ratio of earnings to fixed charges	2.87x	2.59x	2.27x	2.40x	2.63x

	(In thousands of U.S. dollars)

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income available to common shareholders plus interest expense and any amortization and write-off of capitalized expenses relating to indebtedness. Fixed charges consist of interest expense and capitalized interest, the interest portion of rental expense and amortization and write-off of capitalized expenses relating to indebtedness.